EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,
	2016	2015
Earnings:
Income/(loss) from continuing operations	$5,131	$12,117
Add from continuing operations:
Interest on indebtedness (a)	7,605	10,771
Portion of rents representative of the interest factor	453	471
Amortization of capitalized interest	176	181
Total earnings	$13,365	$23,540
Fixed charges from continuing operations:
Interest on indebtedness (a)	$7,605	$10,771
Interest capitalized	124	22
Portion of rents representative of the interest factor	453	471
Fixed charges	$8,182	$11,264

Ratio of earnings to fixed charges	1.63	2.09
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.